Exhibit 99.11

PRESS RELEASE

Ordinary and Extraordinary Shareholders’ Meeting on May 29, 2026

Approval of all the resolutions supported

by the Board of Directors

Paris, May 29, 2026 – The Combined Shareholders’ Meeting of TotalEnergies SE was held on May 29, 2026, under the chairmanship of Mr. Patrick Pouyanné. The shareholders adopted all the resolutions supported by the Board of Directors, including in particular:

•	Approval of the 2025 financial statements and payment of a dividend of €3.40 per share for that fiscal year,
•	Renewal of a three-year term as Directors for Ms. Marie-Christine Coisne-Roquette, Ms. Anelise Lara and Mr. Dierk Paskert,
•	Appointment of a three-year term for Mr. Slavomir Krupa as Director,
•	Approval of the compensation policy applicable to directors,
•	Approval of the compensation components paid during 2025 or allocated for that year and of the compensation policy applicable in 2026 to the Chairman and Chief Executive Officer,
•	Various delegations of competence and financial authorizations granted to the Board of Directors,
•	The amendments of the Corporation’s Articles of Association concerning the age limits for the functions of Chairman and of Chief Executive Officer.

In addition, as part of a formal item put on the agenda, the Shareholders’ Meeting discussed the report on the implementation of the Corporation's ambition with respect to sustainable development and the energy transition.

The final results of the votes as well as the presentations made to shareholders will be available on June 5, 2026 on the totalenergies.com website.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).